UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

The document attached as exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on (1) Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2023 (Registration No. 333-273968), (2) Form F-3, as amended, initially filed with the Commission on July 9, 2025 (Registration No. 333-288573), (3) Form F-3, as amended, initially filed with the Commission on August 4, 2025 (Registration No. 333-289211), and (4) post-effective amendment No. 3 to Form F-1 on Form F-3, as amended, filed with the Commission on September 29, 2025 (Registration No. 333-278977), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: April 24, 2026	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

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